May 26, 2009

Via U.S. Mail and Facsimile

Thomas Bergmann
Chief Financial Officer
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

        RE: Harley-Davidson, Inc.
                    Form 10-K for the fiscal year ended December 31, 2008
                    Schedule 14A

                    File No. 001-09183

Dear Mr. Bergmann:

We have reviewed your response letter dated April 20, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Financial Statements

Note 2. Additional Balance Sheet and Cash Flow Information

Cash Flow Information, page 72

We note your response to our prior comment 2, where you indicate that at December 31, 2008, management believed that the U.S. Federal Reserve's Term Asset-Backed Loan Facility (TALF) program would open up the TALF and non-TALF asset-backed securitization markets in 2009 and as a result management concluded that it could be reasonably expected that the $2.44 billion in finance receivables would be securitizable in a more liquid asset-based market in 2009. As a result, you classified the finance receivables held for sale as current assets at December 31, 2008. Also, we note that the you continue to be optimistic that the TALF program will bring needed liquidity to the securitization market, and based upon the factors affecting TALF and your review of the economic factors influencing your potential asset-backed securitization activity, you believe that approximately $2.1 billion is the appropriate estimate of the held for sale finance receivables that could be reasonably expected to be securitized in the twelve months following March 29, 2009, which should be classified as current assets in your balance sheet.

In this regard, fully explain to us and disclose in the notes to your financial statements in future filings the underlying facts and circumstances considered by management at December 31, 2008 and March 29, 2009 in believing that the TALF program would open up the TALF and non-TALF asset-backed securitization markets in 2009, which resulted in management's conclusion that approximately $2.44 billion and $2.1 billion of receivables held for sale should be classified as current assets in your balance sheet at December 31, 2008 and March 29, 2009, respectively. Also please tell us and explain in the notes to your financial statements how you determined the amount of receivables held for sale classified as current versus non-current assets at December 31, 2008 and March 31, 2009 including any relevant assumptions considered in determining such classification. As part of your response, please explain in detail the factors supporting your conclusion given the current illiquid nature of the asset-backed securitization markets and the fact that the release of the TALF program terms were delayed and uncertain to management at December 31, 2008 and at March 29, 2009, respectively.

Exhibits 4.4 & 4.5

We note you have incorporated by reference Exhibits 4.4 and 4.5. Neither filing includes the schedules and exhibits listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please amend your Form 10-K to file the entire credit agreements, including all exhibits and schedules. Further, please confirm that you will file all exhibits in full and include all attachments, schedules, and exhibits in future filings.

Schedule 14A

Certain Transactions, page 40

We note your disclosure of continued commercial relationships with companies related to two of your directors, Mssrs. Conrades and Linebarger. To the extent that there were any transactions within the fiscal year comprising of greater than $120,000 in value, those transactions and their values must be disclosed per Item 404 of Regulation S-K. Please confirm that, where applicable, you will disclose specific transactions and their values for transactions pursuant to these relationships in the future.

Use of Consultants and Other Advisors, page 47

We note your disclosure of comparator companies used to benchmark against for compensation and reward practices that appear to have been compiled by your primary outside compensation advisor, Semler Brossy. On page 48, however, you cite additional survey databases that "were used for benchmarking purposes." To the extent that the any of these databases were used for benchmarking purposes for named executive officers, please confirm that you will identify in your future filings all companies comprising those databases. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Compliance and Disclosure Interpretation 118.05 to Regulation S-K.

Corporate STIP, page 51

We note your use of earnings per share ("EPS") and asset productivity as performance measures for your Corporate STIP for fiscal year 2008. The EPS performance metrics, however, are not included other than your disclosure of the minimum required threshold for an award under this plan. Please confirm that for future filings you will provide the earnings before interest and tax ("EBIT"), and any other, metrics used as performance targets. Furthermore, please confirm that you will provide specific breakdowns of the "weighted average results under all other STIP Plans within the company" that will be used for 50% of the Corporate STIP weighting for fiscal year 2009, and that you will include all corresponding targets. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

We note what appears to be a discrepancy between your executive compensation philosophy as set forth on page 48 and the metrics of your Corporate STIP plan. The philosophy says your compensation is set up so that "actual compensation paid will vary up and down with" your performance and that it will align "executive and shareholder interests by linking incentive pay primarily to key quantitative results." Yet the 2009 changes appear to link such compensation to EBIT goals, that is, by backing out real cash payments that decrease the earnings per share which would presumably be a shareholder interest. Please tell us why you believe this measure aligns management and shareholder interests and consider adding disclosure in your proxy next year explaining why you changed this formula and why it aligns management and shareholder interests.

Motor Company STIP, page 51

We note your use of EBIT, asset productivity and retail sales and quality metrics as performance measures for your Motor Company STIP and the supplemental STIP authorized under this plan in 2008. The EBIT and sales and quality performance metrics, however, are not included other than your disclosure of the minimum required threshold for EBIT under this plan. Please confirm that in future filings you will provide EBIT, and all other, metrics used as performance targets. Furthermore, please confirm that you will provide the specific targets for the three separate performance measure groups that will be used for NEOs in future fiscal years. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

Pension Benefits, page 66

We note your disclosure on page 67 that Mssrs. McCaslin and Ziemer participate in supplemental executive retirement plans. The plans' accumulated benefits for Mr. McCaslin are included in the pension benefits table on page 66, but there is no disclosure for Mr. Ziemer. Please confirm that, in the future, you will provide disclosure regarding supplemental executive retirement plan information in the pension benefits table.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Mat Spitzer (202)551- 3373 or me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Thomas Bergmann, Chief Financial Officer
(414) 343-4990